FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, September 24, 2008
General Management 203/2008

Mr.
Guillermo Larraín R.
Securities and Insurance Superintendent
Alameda Bernardo O’Higgins 1449
Santiago
Chile

Reg.: REPORTING AN ESSENTIAL EVENTS

Dear Sir:

Pursuant to the provisions set forth under Articles 9 and 10, paragraph 2 of Law 18,045, Rule No. 30 of the General Regulations of the Office of the Superintendent of Securities and Insurance, and Resolution No. 1228 dated 23 May 2007 of the Chilean Central Bank, and in keeping with the powers vested in me, I hereby inform you of the following, deemed an essential event:

1. The Council of the Chilean Central Bank adopted Agreement No. 1333-01-070510, by way of which it proceeded to construe the provisions contained in the now-abolished version of Chapter XXVI of the Chilean Central Bank’s Compendium of Rules on International Exchange (deleted in April 2001), with a view to expanding its application to include capital increases carried out subsequent to 18 April 2001 by companies holding American Depositary Receipts (ADRs). The latter is subject to compliance with certain requirements provided under Resolution No. 1228, dated 23 May 2007, of the Chilean Central Bank.

2. On September 24, 2008, Enersis S.A. entered into an agreement with the Chilean Central Bank and Citibank N.A., as the depositary bank (the “Agreement”). The Agreement grants the benefits of the aforementioned Chapter XXVI for a total of 24,360,146,365 subscribed and paid-up shares, resulting from the capital increase approved by the Special Shareholders’ Meeting of Enersis S.A., held on 31 March 2003.

3. The Agreement stipulates that the benefits included thereto regarding to March 2003’s capital increase (24,360,146,365 shares), shall be subject to a final condition consisting of the following: prior to any further capital increase by Enersis S.A., the Chilean Central Bank must be informed on the safeguards adopted in line with the requirements set forth under section III of the Resolution N° 1228 to properly identify which shares are included under the Agreement. Those safeguards shall provide that once shares are issued in conjunction with a future capital increase, two series of shares shall be created in order to differentiate between shares included under the abovementioned version of Chapter XXVI and those that do not qualify to receive those benefits.

Best regards,

Ignacio Antoñanzas A.
General Manager

c.c.:	Banco Central de Chile
Bolsa de comercio de Santiago
Bolsa Eléctronica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago - Representante Tenedores de Bonos
DCV Registros S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: September 26, 2008